

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 13, 2009

Mr. Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, California 92614

>   **Re: Composite Technology Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **filed December 23, 2008**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   **September 30, 2008 filed March 9, 2009**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2008**
>   **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 2 to Form 10-K for the Fiscal Year Ended September 30, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37</u>

<u>Recent Developments, page 38 and Results of Operations, page 45</u>

1. We note that you disclose a non-GAAP measure of EBITDAS on pages 38 and
    47. We also note your statement that management believes the measure is a
    meaningful proxy for the operating cash flow activities.

    *   Tell us whether you are presenting this "adjusted EDITDA" as a non-GAAP
        liquidity measure.
    *   If so, tell us how this presentation would be consistent with Item 10(e) and
        Question 10 of the Division of Corporation Finance Staff FAQ Regarding the
        Use of Non-GAAP Measures.
    *   Also, explain why net income, and not the three major categories of the
        statement of cash flows, represents the most directly comparable GAAP
        financial measure for purposes of the required reconciliation.

2. Not withstanding the above comment, we do not see where you have presented
    the disclosure you agreed to provide in your response to our comment 8 in your
    letter dated June 4, 2008. To the extent you conclude above that the presentation
    would be permitted by Item 10(e) of Regulation S-K, provide us with a copy of
    the disclosure you would include in future filings to revise the sections to fully
    comply with the guidance provided in Question 8 of the Division of Corporation
    Finance Staff Frequently Asked Questions Regarding the Use of Non-GAAP
    Measures. That disclosure should address the following:

    *   The manner in which management uses the non-GAAP measure to conduct or
        evaluate its business;
    *   The economic substance behind management's decision to use such a
        measure;
    *   The material limitations associated with use of the non-GAAP financial
        measure as compared to the use of the most directly comparable GAAP
        financial measure;
    *   The manner in which management compensates for these limitations when
        using the non-GAAP financial measure; and
    *   The substantive reasons why management believes the non-GAAP financial
        measure provides useful information to investors.

Results of Operations, page 45

3.   We note from page 53 that you do not expect to incur costs associated with the
        DeWind GmbH insolvency. Please tell us and revise future filings beginning with
        your next 10-Q, to explain why that is the case.

Financial Statements, page 55

Note 1. Organization and Significant Accounting Policies, page 69

Convertible Debt, page 73

4.   You disclose that you allocate the proceeds of the convertible debt between the
        conversion feature and the warrants on a relative fair value basis. You also
        disclose that you value the beneficial conversion feature based on its intrinsic
        value. As previously discussed in response 6 of your April 4, 2008 letter, please
        disclose in future filings beginning with your next 10-Q, how you considered
        paragraph 5 of EITF 00-27 in your accounting which requires you to first allocate
        the proceeds received to the convertible instrument and any other detachable
        instruments (such as detachable warrants) on a relative fair value basis and then
        determine the amount of any beneficial conversion feature based on the effective
        conversion price to measure the intrinsic value, if any, of the embedded
        conversion option.

5.   Further, please disclose in future filings beginning with your next 10-Q,
        consistent with response 20 in your letter dated March 20, 2008 that you
        evaluated the variable conversion features and determined that they should be
        accounted for as equity and accounted for under EITF 98-5 and 00-27.

6.   Please tell us and in future filings, beginning with your next 10-Q, disclose the
        method (e.g., effective yield method) you use to amortize the debt discount over
        the expected term of the convertible debt. See paragraph 9 of EITF 98-5.

Note 9. Goodwill and Intangible Assets, page 81

7.   We note that goodwill is approximately 15% of your total assets as of September
        30, 2008. Please tell us and disclose in future filings, beginning with your next
        10-Q, your accounting policies related to the testing of your goodwill for
        impairment. Include disclosure of when you annually test your goodwill for
        impairment and how you perform these tests. Refer to paragraphs 19-21 of SFAS
        142.

8.   Further, we note your disclosure that you test your goodwill at least annually, normally at year-end <u>or</u> when situations arise that may require re-evaluation. Please note that under paragraphs 26 and 28 of SFAS 142, you should test your goodwill for impairment on an annual basis <u>and</u> between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Further, the annual goodwill impairment test, while it may be performed any time during the fiscal year, should be performed at the same time every year. Please tell us and revise future filings, beginning with your next 10-Q, to clarify how you comply with SFAS 142.

<u>Item 9A. Controls and Procedures, page 100</u>

9.   We note that while you discuss various material weaknesses in your internal control over financial reporting, you do not include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please amend your September 30, 2008 Form 10-K to provide the required management's report on internal control over financial reporting, including a clear and definite statement on management's conclusion as to whether internal controls over financial reporting were effective or were not effective at September 30, 2008.

10.   We note that although you reference AS 5 in your definition of a material weakness on page 100, the definition that you provide is consistent with AS 2 and not AS 5. Please revise the disclosure in future filings, including any amendments, to correctly reference AS 2.

<u>Exhibit 31.1 and 31.2</u>

11.   We note that you revised the language in paragraph 4 to replace the phrase "The registrant's other certifying officer(s) and I are responsible" with "I am responsible" and omitted the end parentheses after '(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))'. We also note that in paragraphs 4(a) and 5 you replaced the words 'our' and 'us' with 'my' and 'me'. In paragraph 5, you revised the language to replace the phrase "The registrant's other certifying officer(s) and I have disclosed" with "I have disclosed." In future filings, including any amendments, please revise the certifications so that the wording is consistent with Exhibit 31 of Item 601 of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements, page 3

Condensed Consolidated Statements of Operations, page 4

12.   Please explain to us why you present the minority interest in loss of consolidated
        subsidiary within the discontinued operations section of the statement. Please tell
        us whether this loss is related to your variable interest in DeWind SWI Wind
        Farms, which you discuss in Note 11, and if so, tell us how you considered Rule
        5-03 of Regulation S-X in determining the appropriate statement of operations
        presentation.

Note 11. Variable Interest Entity, page 23

13.   Please tell us what the $3,511,000 in development that you accrued on your
        balance sheet as of December 31, 2008 represents. Please discuss the extent to
        which this item relates to the disclosure on page 34 of the purchase commitments
        to a vendor to complete a sizable portion of the balance of the plant for the first 10
        megawatt wind farm. We note on page 14 your disclosure that the wind farm
        construction in progress account represents 'prepaid wind farm construction
        costs.'

        As appropriate, please amend your Form 10-K and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant